130 Adelaide St. West, Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 • Fax: (416) 364-5162 www.AvalonAdvancedMaterials.com • office@AvalonAM.com

May 17, 2016

FILED ON EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 27, 2016, regarding Avalon Rare Metals Inc.
Form 20-F for Fiscal Year Ended August 31, 2015
Filed November 30, 2015
Response dated May 11, 2016
File No. 001-35001

Dear Mr. Decker:

This letter is in response to the staff’s comments set out in your letter dated April 27, 2016 regarding the annual report on Form 20-F of Avalon Advanced Materials Inc. (“Avalon” or the “Company”).

We confirm that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate the staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text and provided Avalon’s responses immediately following each numbered comment.

Our responses are as follows:

May 17, 2016
Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Form 20-F for the Year Ended August 31, 2015
D. Property, Plants and Equipment page 47
Nechalacho Project page 47

Staff Comment No. 1.

We note your disclosure regarding the mineral pricing associated with your Nechalacho mineral reserves including a REO average price of $US62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Please tell us the current pricing related to these minerals and explain to us how you assess the economic viability of the materials designated as mineral reserves.

Avalon’s Response:

Utilizing the same product distribution used to calculate the long term Rare Earth Oxide (“REO”) weighted average price of $US62.91/kg, and using the lower of each individual REO price from a price forecast prepared by an industry observer (which was utilized in our impairment analysis conducted on the project for the quarter ended February 29, 2016) and the price forecast used in our reserve estimate we calculate that a comparable weighted average long term price would be US$47.26/kg REO today.

In order to determine the pricing for ZrO2, Nb2O5 and Ta2O5 we surveyed two industry observers and they provided us with the following estimates for current prices: ZrO2: US$3.52/kg, Nb2O5: US$25/kg and Ta2O5: US$165/kg. For context, it should be noted that these are non-exchange traded commodities, typically sold under contract between producer and consumer. Estimation of “current prices” requires a survey amongst market participants for which we rely on subscription service providers such as Asian Metal, Metal Pages and Roskill Information Services, along with our own industry sources.

It should also be noted that the exchange rate assumption used at the time of resource estimation was CDN$1=US$0.95 whereas the Bank of Canada closing rate on February 29, 2016 was CDN$1=US$0.739. As all of our expected revenues from these minerals would be denominated in US dollars and most of our expenses would be denominated in Canadian dollars, this exchange rate variance mitigates the effect of a reduced USD price forecast.

The economic viability of materials designated as mineral reserves were assessed in a feasibility study by an independent qualified person (this report was furnished to the SEC on December 2, 2013). Our impairment analysis (the details of which are disclosed in the response to staff comment number 4 below), leads us to believe that this assessment is still valid.

May 17, 2016
Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Staff Comment No. 2.

We note your disclosure of mineral resources for your Separation Rapids lithium project and East Kemptville tin-indium project. Please forward to our engineer as supplemental information and not as part of your filing, your technical reports for each of these properties as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geological maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculations procedures

•	Cutoff grades used for each category of your resources

•	Justifications for the drill hole spacing used to classify and segregate indicated and inferred resources

•	A detailed description of your procedures for estimating resources

•	Copies of any pertinent engineering or geological reports, and executive summaries of technical studies

•	A detailed permitting and government approval schedule for the project and your current location on that schedule.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Avalon’s Response:

Please see our cover letter and materials filed separately.

May 17, 2016
Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Staff Comment No. 3.

Please disclose the price and cost assumptions associated with your resource cut-off grades for your Separation Rapids lithium project and East Kemptville tin-indium project.

Avalon’s Response:

For the Separation Rapids Lithium Project, the resource was calculated without a cut-off grade (as was provided by National Instrument 43-101 (“NI 43-101”) at the time). The deposit is a well-defined pegmatite intrusion into barren host rocks and is relatively homogenous in its internal grade distribution compared to most metallic mineral deposits. As such, all of the pegmatite ore mined in the planned open pit operation would be fed into the mill and processed. In this case, application of a cut-off grade defined by chemical analysis is not necessary to define “ore” vs “waste”, at least at the preliminary economic assessment stage.

The reasonable prospect for eventual economic extraction of the resources was supported by a pre-feasibility study completed by an independent qualified person in 1999. The Company is in the process of producing a preliminary economic assessment based on a new development model, and it does not have any indication at this point that there is not a reasonable prospect for eventual economic extraction of the resources.

For the East Kemptville Tin-Indium Project, the cut-off grade of 0.10% tin was provided as the “base case” as it was the historical cut-off grade that was used while the mine was in operation. The reasonable prospect for eventual economic extraction at this cut-off is supported by a study completed by an independent qualified person.

This study estimated operating costs (including tin refining) at CDN$15/tonne of ore mined or CDN$53 million on an annual basis. Using long term metal price assumptions of US$23,500 per tonne for tin, US$1.00/lb for zinc and US$3.00/lb for copper, average annual revenues in the order of CDN$107 million were estimated (assuming an exchange rate of CDN$1=US$0.85) . The long term price of tin (which represents over 85% of the estimated project revenue) was based on the October, 2014 World Bank tin price forecast to the year 2025 (which averaged US$23,544). The World Bank price forecast released January 20, 2016 estimates a tin price averaging US$20,492 from 2020 – 2025, with a price of US$23,000 in 2025. For context, the three year trailing average for tin up to and including December, 2015 was US$20,082.36/tonne.

May 17, 2016
Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Form 20-F for the Year Ended August 31, 2015
Consolidated Financial Statements
Note 7. Property Plant and Equipment, Page F-25

Staff Comment No. 4.

The Nechalacho REE Project represents over 86% of your total assets as of August 31, 2015. In your Form 6-K furnished February 10, 2016, you indicated the markets for rare earth elements remain quiet with prices falling some 30-50% in 2015 and the Nechalacho REE Project is now inactive with your priorities focused elsewhere. Please tell us if you consider these or other developments to be indications that these assets may be impaired, which would have required you to estimate their recoverable amounts pursuant to paragraph 9 of IAS 36. If so, please tell us how you assessed these assets for impairment as of February 29, 2016 and provide us the assumptions and methods used to estimate their recoverable amounts. If you did not find any indications that these assets may be impaired during the 2016 fiscal year to date, please tell us in detail how you made that determination. See paragraphs 28 to 30 of IAS 34.

Avalon’s Response:

Yes Avalon considered these factors, as well as the Company’s market capitalization, to be indications that the Nechalacho REE Project (“Nechalacho”) may be impaired.

We assessed Nechalacho for impairment as of February 29, 2016, by calculating the amount, if any, by which its carrying amount exceeded its recoverable amount.

For purposes of determining the recoverable amount of Nechalacho, we assessed its fair value less costs to dispose by computing the present value of the future cash flows expected to be derived from the project.

To complete this analysis we completed a discounted cash flow analysis based on the project development model used in the Nechalacho feasibility study (furnished on December 2, 2013) with the following updated assumptions:

•

Prices: Updated our long term price forecasts based on a survey of pricing forecasts from several recent NI 43-101 reports, and from recent consultations with two external industry experts (one in the rare earth industry and one in the zirconium industry).

•	Exchange rates: Updated exchange rate assumption to CDN$1=US$0.7390 (this was the Bank of Canada February 29, 2016 closing rate)
•	Taxes: Updated the tax calculation to a flat 26.5% of net cash flow

May 17, 2016
Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

The key cost estimates and assumptions were not updated from those outlined in the feasibility study as, in the current depressed mining market environment, it is expected that these would be equal to or less than those utilized in the feasibility study.

As a result of this analysis we determined that Nechalacho was not impaired at February 29, 2016.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 364-4938.

Yours very truly,

(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance
Chief Financial Officer